COLUMBIA FUNDS SERIES TRUST I

225 Franklin Street

Boston, MA 02110

September 26, 2014

VIA EDGAR

Ms. Deborah O’Neal-Johnson

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust I (the “Registrant”)

Columbia Risk Allocation Fund (to be known as Columbia Adaptive Risk Allocation Fund)

(the “Fund”)

Post-Effective Amendment No. 208

File No. 2-99356 /811-04367

Dear Ms. O’Neal-Johnson:

Registrant is filing Post-Effective Amendment No. 208 on Form N-1A pursuant to Rule 485(a)(1) to bring the financial statements and other information included in the Registration Statement for the above-referenced fund up to date pursuant to Section 10(a)(3) of the Securities Act of 1933 (the Act). In conjunction herewith, Registrant has made other non-material changes as it has deemed appropriate. In addition, the Registrant is filing the Post-Effective Amendment to incorporate changes made to the prospectus and statement of additional information of the Fund in response to comments made by the SEC staff to Post-Effective Amendment Nos. 202 and 204 filed pursuant to Rule 485(a).

Pursuant to Rule 461, Registrant requests that the effective date of the above-mentioned Amendment to Registration Statement be accelerated and declared effective on October 1, 2014, or as soon as practicable thereafter, as originally requested orally. The Registrant is aware of its obligations under the Act. A letter on behalf of the Fund’s principal underwriter accompanies this filing.

If you have any questions, please contact either me at (617) 385-9536 or MaryEllen McLaughlin at (617) 385-9540.

Sincerely,

/s/ Ryan C. Larrenaga

Ryan C. Larrenaga

Assistant Secretary

Columbia Funds Series Trust I